UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of February 2018

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     ⃞        40-F     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:     ⃞        No:     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:     ⃞        No:     ⊠

Sierra Wireless and Ruckus Networks Showcase Live CBRS Private Network Demonstration at Mobile World Congress 2018

Support for 3.5GHz private LTE networks using Citizens Broadband Radio Service (CBRS) spectrum enables new IoT use cases

BARCELONA, Spain--(BUSINESS WIRE)--February 26, 2018--Sierra Wireless (NASDAQ:SWIR) (TSX:SW), the leading provider of fully integrated end-to-end solutions for Internet of Things (IoT) applications, and Ruckus Networks, an ARRIS company, today announced the companies will demonstrate a live private LTE network operating in the U.S. Citizens Broadband Radio Service (CBRS) band at Mobile World Congress 2018 in Hall 2, stand 2G51. The demonstration features a Sierra Wireless AirLink® MG90 multi-network router with an AirPrime® EM75 Series LTE-A Pro embedded module and a Ruckus Q910 3.5 GHz LTE Access Point (AP) showing commercial-grade video surveillance over a CBRS-band LTE link.

Sierra Wireless’ LTE-A Pro module supports private networks, including CBRS, and the 150 MHz portion around 3.5 GHz in the U.S., which allows organizations to take advantage of spectrum sharing to establish their own high-quality, reliable LTE networks, without having to buy a spectrum license. CBRS opens possibilities for a broader range of new IoT use cases, including:

  Enterprises deploying secure communication and system tools on employees’ devices for enhanced flexibility and added security;
  Remote video surveillance;
  Industrial IoT applications in automation, remote mining and farming sites; and
  Entertainment applications at stadiums or outdoor sport events, such as streaming 360-degree live videos for immersive “virtual-reality-like” experiences.

“We are excited about the variety of business-critical applications CBRS spectrum enables for the enterprise,” said Joel Lindholm, vice president of LTE Business at Ruckus Networks, an ARRIS company. “The combination of Ruckus LTE access points and Sierra Wireless modules and routers makes deploying private LTE networks as easy as deploying Wi-Fi, but with enhanced mobility, security and reliability.”

“Sierra Wireless has a long track record of leadership with our cellular modules and AirLink Networking Solutions, both in new technologies and working with key ecosystem partners like Ruckus Networks,” said Jason Krause, senior vice president and general manager, Enterprise Solutions, Sierra Wireless. “The private network capability that we’re demonstrating at Mobile World Congress will enable many new IoT use cases. Our utility, fleet and industrial customers will be able to take advantage of CBRS to improve their business reach with better network coverage and lower service cost.”

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Ruckus Networks

Ruckus Networks, an ARRIS company, delivers simply better connections for awesome partner and customer experiences. Ruckus builds innovative and secure wired and wireless access networks for organizations that place a premium on connectivity for their employees, customers, students, subscribers and guests.

Copyright © 2018 ARRIS Enterprises, LLC. All rights reserved. The Ruckus, Ruckus logo and Ruckus Networks trademarks are registered in the U.S. and other countries. Other names and brands mentioned in this document or website may be claimed as the property of others.

About Sierra Wireless

Sierra Wireless (NASDAQ:SWIR) (TSX:SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers Start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has 1,400 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless”, “AirLink” and “AirPrime” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Media:
Sierra Wireless
Kim Homeniuk, +1-604-233-8028
khomeniuk@sierrawireless.com
or
Investors:
David Climie, +1-604-231-1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	February 26, 2018